Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

Qype GmbH

We consent to the incorporation by reference in the registration statement (No. 333-180221) on Form S-8 of Yelp Inc. of our report dated December 20, 2012, with respect to the consolidated balance sheets of Qype GmbH as of December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated changes in equity and consolidated cash flows for each of the years then ended, which report appears in Amendment No. 1 to the Current Report on Form 8-K of Yelp Inc. dated October 23, 2012, to be filed with the Securities and Exchange Commission on December 21, 2012.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Hamburg, Germany

December 20, 2012